                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                           The San Francisco Company
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                   064772106
                                (CUSIP Number)

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
        David M. Niebauer, Esq.                J. Michael Shepherd, Esq.              John C. Murphy, Jr., Esq.
          Graham & James LLP                Brobeck, Phleger & Harrison LLP      Cleary, Gottlieb, Steen & Hamilton
          One Maritime Plaza                One Market, Spear Street Tower         2000 Pennsylvania Avenue, N.W.
        San Francisco, CA 94114                 San Francisco, CA 94105              Washington, D.C. 20006-1801
            (415) 954-0200                          (415) 442-0900                         (202) 974-1500
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

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 22, 2000
            (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 064772106


------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Mr. Robb Evans
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          28,224,533
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          28,224,533 (1)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      28,224,533 (1)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      96.3%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

          (1) As described in Items 4 and 5 (and as previously disclosed by Mr. Evans in the Schedule 13D that is amended hereby), pursuant to an order of the Board of Governors of the Federal Reserve System (the "Order") and a Voting Trust Agreement, among Mr. Robb Evans, PT Gunung Agung and Mr. Putra Masagung (the "Voting Trust Agreement"), each dated November 30, 1998, all of the shares beneficially owned by Mr. Evans have been deposited into a voting trust (the "Voting Trust"), of which Mr. Evans is the trustee (Mr. Evans is hereinafter occasionally referred to as the "Trustee"). Mr. Evans' ability to exercise certain stockholders rights, including with respect to the disposition of the shares beneficially owned by Mr. Evans, are subject to the terms of the Order and the Voting Trust Agreement. Mr. Evans has sole voting power with respect to the shares beneficially owned by him, provided that Mr. Evans shall not vote to alter the articles of incorporation, bylaws, management or business plans of The San Francisco Company without prior approval of the Board of Governors of the Federal Reserve System and the California Department of Financial Institutions and prior notice to PT Gunung Agung and Mr. Putra Masagung. See Items 4 and 5.

CUSIP No. 064772106


------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      PT Gunung Agung ("PTGA")
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      BK
      WC
------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Indonesia
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          13,798,077 (2)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      13,798,077 (2)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.1%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      HC
------------------------------------------------------------------------------

          (2) As described in Item 4 and Item 5, pursuant to the Order and the Voting Trust Agreement, all of the shares beneficially owned by PTGA have been deposited into the Voting Trust. PTGA's ability to exercise certain stockholder rights, including with respect to the disposition of all of the shares beneficially owned by PTGA, are restricted as a result of the Order and are subject to the terms of the Voting Trust Agreement. PTGA does not have any voting power with respect to the shares beneficially owned by it, but its approval is required before the Trustee may sell its shares. See Items 4 and 5.

CUSIP No. 064772106


------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Mr. Putra Masagung
      S.S. No. ###-##-####
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
      BK
------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Indonesia
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          14,426,456 (3)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      14,426,456 (3)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

          (2) As described in Item 4 and Item 5, pursuant to the Order and the Voting Trust Agreement, all of the shares beneficially owned by Mr. Masagung have been deposited into the Voting Trust. Mr. Masagung's ability to exercise certain stockholder rights, including with respect to the disposition of all of the shares beneficially owned by Mr. Masagung, are restricted as a result of the Order and are subject to the terms of the Voting Trust Agreement. Mr. Masagung does not have any voting power with respect to the shares beneficially owned by him, but his approval is required before the Trustee may sell his shares. See Items 4 and 5.

     Mr. Robb Evans, PT Gunung Agung ("PTGA") and Mr. Putra Masagung hereby amend and supplement, as set forth below, the Schedule 13D which was filed by Mr. Evans, PTGA and Mr. Masagung on January 15, 1999, which itself amended and supplemented the PTGA Schedule 13D and the Masagung Schedule 13D (such statement on Schedule 13D, the "Schedule 13D"), with respect to Class A Common Stock of The San Francisco Company. All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

Item 2 of the Schedule 13D is hereby amended to revise the information regarding the executive officers and directors of PTGA as follows:

          The following table sets forth the names, addresses and principal occupations of the executive officers and directors of PTGA. The principal business address of each such director and executive officer is the address of PTGA, 55 M.H. Thamrin Street, Jakarta, Indonesia. Each of such persons is a citizen of Indonesia. Items 2(d) and 2(e) of Schedule 13D are not applicable with respect to any of such persons.

Name                                     Occupation
-----------------------------------------------------------------------------
Hayono Isman                             Chairman of the Board of
                                         Directors of PTGA

Widoyo Widodo                            Member of the Board of Directors of
                                         PTGA

Fauzi Fadlan                             President Director of PTGA

Ezrin Rosep                              Member of the Board of Directors of
                                         PTGA

Lego Nirwhono                            Senior Advisor of PTGA

Tanto Sudiro                             Senior Advisor of PTGA

Items 4(a)-(j) of the Schedule 13D are hereby amended to add the following information:

          Pursuant to a Stock Redemption Agreement, dated November 19, 1999, between the Trustee and the Issuer (the "Stock Redemption Agreement"), on November 22, 1999 (and as reported by the Issuer on Form 8-K filed on November 30, 1999), the Issuer redeemed and retired (the "Redemption") 2,802,769 shares of Class A Common Stock from the Trustee for the benefit of PTGA. The redemption price was $0.71358 per share for a total of $2.0 million. The foregoing description of the Stock Redemption Agreement is qualified in its entirety by reference to the copy thereof included as Exhibit 3 to this Amendment and which is hereby incorporated by reference.

          On September 22, 2000, the Issuer and its wholly-owned subsidiary, Bank of San Francisco, entered into an Agreement and Plan of Merger (the "Merger Agreement") with First Banks America, Inc. and certain of its affiliates (collectively, "FBA"), pursuant to which FBA has agreed to purchase all of the issued and outstanding equity securities of the Issuer, including all issued and outstanding shares of the Issuer's Class A Common Stock. Under the terms of the Merger Agreement, FBA has agreed to pay $1.95 per share in cash for each share of the Issuer's Class A Common Stock. Based upon the foregoing, FBA will pay, in the aggregate, approximately $55.0 million in cash for the shares of Issuer Class A Common Stock beneficially owned by PTGA and Mr. Masagung. Consummation of the Merger Agreement and the transactions contemplated thereby (collectively, the "Merger") is subject to, among other things, receipt of regulatory approvals and other customary conditions, including, without limitation, shareholder approvals, performance of and compliance in all material respects with all obligations and agreements required to be performed by the Issuer and FBA prior to the Closing Date (as such term is defined in the Merger Agreement), absence of a breach of the representations and warranties set forth in the Merger Agreement, receipt of environmental reports by FBA and no subsequent election by FBA to terminate the Merger Agreement in accordance therewith, and each party's receipt of all documents required to be provided to such party by the other party, all such documents in form and substance reasonably satisfactory to the receiving party.

          Based upon his review and analysis of the information made available to him, the Trustee believes that the sale of the Shares under the terms of the Merger Agreement would be consistent with his duties and obligations as Trustee, as set forth in the Voting Trust Agreement. Accordingly, the Trustee has given FBA his written consent to the Merger ("Trustee's Consent") and has also given an irrevocable proxy to FBA ("Trustee's Proxy") to vote all of the Shares (which represent 96.3 percent of the Issuer's issued and outstanding voting shares) in favor of the Merger. The foregoing description of the Trustee's Consent and the Trustee's Proxy are qualified in their entirety by reference to the copies of these documents included as Exhibits 5 and 6, respectively, to this Amendment and incorporated herein by reference. In addition, PTGA and Mr. Masagung have each separately notified the Trustee of their approval of the Merger, as required by the Voting Trust Agreement.

          Pursuant to the Merger, the shares of the Issuer purchased by FBA will be cancelled, the Issuer will become a wholly-owned subsidiary of FBA and existing holders of the Issuer's equity securities will no longer hold any ownership interest in the Issuer. As a result of this change in control of the Issuer, and largely depending upon various factors subject to FBA's discretion (e.g., FBA's management philosophy, its overall strategic plans and its specific plans for integrating the Issuer into its operations), the Trustee believes that one or more of the following may occur (or, in certain cases, is likely to occur) after consummation of the Merger: (i) a change in the present board of directors or management of Issuer, (ii) a material change in the present capitalization or dividend policy of the Issuer, (iii) other material changes in the Issuer's business or corporate structure, (iv) changes in the Issuer's charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person, (v) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vi) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

          The Voting Trust Agreement stipulates that, upon consummation of the Merger, the Trustee shall pay to the Board of Governors of the Federal

Reserve System, on behalf of PTGA and out of the proceeds received from the sale of shares owned by PTGA, a civil money penalty of $200,000, plus any profit resulting from PTGA's acquisition and control of the Issuer. Mr. Masagung must pay a civil money penalty to the Board of Governors of the Federal Reserve System equal to his profit from any acquisition of control of the Issuer (See Items 5(b)-(c)). After giving effect to the aforementioned civil money penalty and reimbursement of the Trustee's fee and expenses, as provided for by the Voting Trust Agreement, the remaining proceeds from the sale of the Shares will be distributed by the Trustee, on a pro rata basis, to PTGA and Mr. Masagung.

          Subject to receipt of regulatory approvals and certain other conditions, the Issuer and FBA expect the Merger to be completed by December 31, 2000. The foregoing discussion of the Merger Agreement and the Merger is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Exhibit 4 to this Amendment and incorporated herein by reference.

Item 5(a) of the Schedule 13D is hereby amended in its entirety to read as follows:

          (a) After giving effect to the Redemption, Mr. Evans beneficially owns 28,224,533 shares (or approximately 96.3%) of the Issuer's Class A Common Stock. PTGA beneficially owns 13,798,077 shares (or approximately 47.1%) of the Issuer's Class A Common Stock. Mr. Masagung beneficially owns 14,426,456 shares (or approximately 49.2%) of the Issuer's Class A Common Stock. Upon consummation of the Merger, neither PTGA nor Mr. Masagung would own, beneficially or otherwise, any shares of the Issuer's Class A Common Stock or any other securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended to add the following information:

          Pursuant to the Stock Redemption Agreement, on November 22, 1999, the Issuer redeemed and retired 2,802,769 shares of Class A Common Stock from the Trustee for the benefit of PTGA. The redemption price was $0.71358 per share for a total of $2.0 million. The foregoing description of the Stock Redemption Agreement is qualified in its entirety by reference to the copy thereof included as Exhibit 3 to this Amendment and which is hereby incorporated by reference.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

          3. Stock Redemption Agreement, dated November 19, 1999, between Mr. Robb Evans, as Trustee and The San Francisco Company.

          4. Agreement and Plan of Merger dated as of September 22, 2000, by and among First Banks, Inc., First Banks America, Inc., Redwood Bank, The San Francisco Company and Bank of San Francisco.

          5. Written Consent of Robb Evans, as Trustee, to the Merger Agreement and the Merger, dated effective September 22, 2000.

          6. Letter dated September 22, 2000, from Trustee to FBA appointing certain officers of FBA as proxies, attorneys and agents of the

Trustee, with full power of substitution, in respect of the Merger Agreement and the Merger.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          October 31, 2000

                                                 ROBB EVANS


                                                  /s/ ROBB EVANS
                                                  --------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          October 16, 2000

                                             PT GUNUNG AGUNG


                                             /s/ Fauzi Fadlan
                                             ----------------------------
                                             Name: Fauzi Fadlan
                                             Title: President Director

                                             /s/ Lego Nirwhono
                                             ---------------------------
                                             Name: Lego Nirwhono
                                             Title: Senior Advisor

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          December 19, 2000

                                        PUTRA MASAGUNG



                                        /s/ PUTRA MASAGUNG
                                        ------------------

    Exhibit                              Description
    Number
-------------------------------------------------------------------------

       3. Stock Redemption Agreement, dated November 19, 1999, between Mr. Robb Evans, as Trustee and The San Francisco
                 Company.
       4.        Agreement and Plan of Merger dated as of September 22,
                 2000, by and among First Banks, Inc., First Banks America,
                 Inc., Redwood Bank, The San Francisco Company and Bank of
                 San Francisco.
       5.        Written Consent of Robb Evans, as Trustee, to the Merger
                 Agreement and the Merger, dated effective September 22, 2000.
       6.        Letter dated September 22, 2000, from Robb Evans, as
                 Trustee, to First Banks America, Inc., appointing certain officers of FBA as proxies, attorneys and agents of the Trustee, with full power of substitution, in respect of the Merger Agreement and the Merger.